Exhibit 99.1
Perion’s Search Advertising Business Unit, CodeFuel, Wins Microsoft Advertising’s Supply
Partner of the Year Award

Tel Aviv & New York – February 10, 2022 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company, announced today that its search advertising business unit, CodeFuel, has been named Microsoft Advertising’s 2021 Supply Partner of the Year EMEA.

This prestigious award goes to the business that has shown excellence in partnership with Microsoft Advertising across all areas of collaboration. This recognition is based on key partnership results that include engagement, revenue growth, feature adoption in Search and Native, and the scale of joint activities.

“With a partnership with Microsoft that is more than a decade old, the recognition of being named Microsoft’s Advertising Partner of the Year is the culmination of our work together thus far, and we believe it is just the beginning,” said Doron Gerstel, Perion’s CEO.

“The pandemic saw an unprecedented explosion in the eCommerce sector, the equivalent of years of growth,” Gerstel added.  “As a result, advertisers allocated more of their budget to the search category, where consumers express their highest level of purchase intent, which makes our partnership with Microsoft Advertising even more strategic. Together, we remain committed to building our publisher network while maintaining the impeccable quality standards which matter so much to both of us.”

“Microsoft Advertising is delighted to show our appreciation and acknowledge the well-deserved recognition for CodeFuel, a Perion Company, with the Supply Partner of the Year EMEA Award. Our partners are critical to our business and it's a privilege to recognize those who lead with a spirit of collaboration, innovation, and inclusive behavior.”

“Our partners have displayed a strong commitment to their clients, and to their communities during a time of uncertainty and disruption,” said Sean O’Connor, International Marketing Director at Microsoft Advertising.

“The award theme ‘Together we are limitless’ truly reflects the spirit of how we worked together with Microsoft Advertising to achieve fantastic growth results year over year.  We accomplished this through ongoing technology investments and a relentless focus on quality,” said Tal Jacobson, General Manager, CodeFuel.

“The close collaboration between the teams has enabled us to introduce new features in our search technology suite and expand our network of publishers globally. We look forward to expanding the category through continued collaboration and further driving success for publishers and advertisers,” added Jacobson.

About Perion Network Ltd.

Perion is a global technology company that delivers strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

About CodeFuel

CodeFuel, a Perion company, delivers powerful search solutions for publishers and media buyers. Its search technology suite equips publishers with tools to enhance user experience and drive revenues across desktop and mobile. To learn more, go to www.codefuel.com, or follow us on Twitter @Code_Fuel.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions, and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com
Source: Perion Network Ltd.